

Investor and Media Contact:
Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Second -Quarter 2005 Results

- *Revenues in the second quarter decreased 22% from the first quarter of 2005, and 21% from the second quarter of 2004, primarily due the sale of the enterprise customer base that occurred in the first quarter of 2005*
- *Minutes of use remained at the record levels set in the first quarter and increased 20% from the second quarter of 2004*
- *Net loss for the second quarter of 2005 was $2.3 million compared to net income of $17.3 million in the first quarter of 2005 primarily reflecting a first quarter gain from the sale of the enterprise customer base, and an improvement over a net loss of $9.1 million in the second quarter of 2004 as a result of divesting the enterprise customer base and related events*
- *Cash, cash equivalents and short-term investments increased to $25.5 million at the end of the second quarter from $21.9 million at the end of the first quarter*

Stockton, CA - August 2, 2005 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of traditional and next-generation voice communications services in the Western U.S., today announced its results for the second quarter 2005.

Hank Carabelli, Pac-West's president and chief executive officer, said, "We are very pleased that the actions taken over the past year have resulted in improved financial performance and a strategy that has the potential to redefine our industry. Year-over-year quarterly comparisons reflect this significant shift. Operational improvements and the sale of our enterprise customer base resulted in a decline in network and selling, general and administrative expenses, and the repayment of debt and the impact of the 2004 asset impairments led to reductions in interest expense and depreciation and amortization. These year-over-year improvements speak volumes about our focus on improving our bottom line."

Carabelli continued, "Our core business remains strong with important contract renewals in the quarter, and customer usage of our network remains at record levels with greater diversification into new customer categories. Expanded functionality, such as IP (Internet Protocol) connectivity to our VoiceSource offering, along with regulatory requirements to include E911 functionality, are increasing the value of our VoiceSource suite of services. As IP growth continues, Pac-West will continue to drive a leadership role in bridging IP to the traditional public switched telephone network (PSTN) and providing primary line services, such as E911, to our customers. Pac-West provides the network and infrastructure that enables our customers to provide voice and other converged communications applications to their end-users. We are seeing strong growth in these areas and are pleased with our traction in these new customer categories. Lastly, the expansion of our footprint into new territories, most recently into Utah, will allow us to serve both our traditional customers as well as VoiceSource customers on a larger scale across our existing infrastructure. We are confident our strategy is producing the desired results."

"In the second quarter," concluded Carabelli, "we continued to make progress in working our way through existing intercarrier disputes, as well as taking a leadership role in developing regulatory policy in the converging world of IP and the PSTN. As the world's networks morph into an IP base, we will continue to work to ensure that a framework for net neutrality, non-discriminatory interconnection, and appropriate intercarrier compensation exists."

Operating Highlights

Total minutes of use remained constant at 12.2 billion compared to the first quarter of 2005 and increased 19.6% from 10.2 billion in the second quarter of 2004.

Financial Highlights

($millions, except per share amounts)	Three months ended		
	June 30, 2005	Mar. 31, 2005	June 30, 2004
Total revenues	$ 21.9	$ 28.1	$ 27.8
Net (loss) income	$ (2.3)	$ 17.3	$ (9.1)
(Loss) income per share diluted	$ (0.06)	$ 0.45	$ (0.25)
Cash, cash equivalents & short-term investments	$ 25.5	$ 21.9	$ 32.3
Minutes of Use (billions)	12.2	12.2	10.2

Revenues - Pac-West's total revenues for the second quarter of 2005 decreased 22.1% to $21.9 million from $28.1 million in the first quarter of 2005 and decreased 21.2% from $27.8 million in the second quarter of 2004 primarily due to the sale of the enterprise customer base in the first quarter of 2005. The decline from second quarter 2004 was partially offset by an increase in minutes of use over our network.

Expenses - Network expenses decreased 8.5% to $9.7 million in the second quarter of 2005 from $10.6 million in the first quarter of 2005 and decreased 12.6% from $11.1 million in the second quarter of 2004 primarily due to network efficiencies and the sale of the enterprise customer base.

Selling, general and administrative expenses (SG&A) were $12.4 million in the second quarter of 2005, a decrease of 15.6% from $14.7 million in the first quarter of 2005 and a decrease of 13.3% from $14.3 million in the second quarter of 2004 primarily due to the decrease in employees as a result of the sale of the enterprise customer base during the first quarter of 2005.

Net Income/Loss - Net loss for the second quarter of 2005 was $2.3 million compared to net income for the first quarter of 2005 of $17.3 million primarily due to a $24.0 million gain related to the sale of the enterprise customer base, partially offset by a $2.1 million loss related to the prepayment of the senior secured note in the first quarter of 2005. Net loss of $2.3 million for second quarter of 2005 compared to a net loss of $9.1 million in second quarter 2004 improved primarily due to decreased operating expenses, partially offset by decreased revenues as described above.

Liquidity - As of June 30, 2005, the company's cash, cash equivalents and short-term investments were $25.5 million, an increase of $3.6 million from $21.9 million at March 31, 2005. The increase in cash, cash equivalents and short-term investments at June 30, 2005 was primarily due to a secured financing agreement with Merrill Lynch Capital and receipts related to the sale of the enterprise customer base.

Investor Call

Management is holding an investor conference call on Tuesday, August 2, 2005 at 1:30 p.m. PT / 4:30 p.m. ET to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on Pac-West's website at www.pacwest.com/investor. A replay will be available through August 16, 2005 by dialing 1-800-642-1687 or 706-645-9291 (passcode # 7959709).

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980 and first incorporated in 1981, Pac-West Telecomm, Inc. has been offering telephone service to its customers since 1982. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Arizona, Nevada, Oregon, Utah and Washington. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2004, as filed with the SEC on March 30, 2005, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers could negatively impact our business prospects; an increase in our network expenses which could result if the migration of our enterprise customer base to U.S. TelePacific Corp. occurs sooner or later than contemplated; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

Pac-West Telecomm, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Revenues	$ 21,869	$ 27,837	$ 50,000	$ 57,260
Costs and expenses:				
Network expenses (exclusive of depreciation shown separately below)	9,707	11,148	20,273	21,640
Selling, general and administrative	12,448	14,299	27,121	28,530
Reimbursed transition expenses	(2,848)	-	(2,848)	-
Depreciation and amortization	3,234	8,130	6,984	17,215
Restructuring charges	222	379	606	379
Total operating expenses	22,763	33,956	52,136	67,764
Loss from operations	(894)	(6,119)	(2,136)	(10,504)
Interest expense, net	1,301	2,998	4,107	5,779
Other expense (income), net	107	(12)	(21,789)	(16)
(Loss) income before income taxes	(2,302)	(9,105)	15,546	(16,267)
Income tax expense	13	-	522	3
Net (loss) income	$ (2,315)	$ (9,105)	$ 15,024	$ (16,270)
Basic weighted average number of shares outstanding	36,896	36,632	36,870	36,620
Diluted weighted average number of shares outstanding	36,896	36,632	38,867	36,620
Basic net (loss) income per share	$ (0.06)	$ (0.25)	$ 0.41	$ (0.44)
Diluted net (loss) income per share	$ (0.06)	$ (0.25)	$ 0.39	$ (0.44)

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2005 (unaudited)	Dec. 31, 2004
Cash, cash equivalents and short-term investments	$ 25,531	$ 42,766
Trade accounts receivable, net	9,821	12,774
Prepaid expenses and other current assets	6,327	5,316
Total current assets	41,679	60,856
Property and equipment, net	37,020	43,413
Other assets, net	1,398	2,783
Total assets	$ 80,097	$ 107,052
Accounts payable and accrued liabilities	$ 12,001	$ 15,665
Other current liabilities	8,208	8,407
Total current liabilities	20,209	24,072
Long-term debt	39,854	64,387
Other liabilities, net	582	1,004
Total liabilities	60,645	89,463
Stockholders' equity	19,452	17,589
Total liabilities and stockholders' equity	$ 80,097	$ 107,052

Certain prior period amounts have been reclassified to conform to current period presentations.